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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 7)*



                            J. L. HALSEY CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   46622H 10 3
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                                 (CUSIP Number)

                              STUYVESANT P. COMFORT
                          GROUND FLOOR, STIRLING SQUARE
              5-7 CARLTON GARDENS, LONDON, SW1Y 5AD, UNITED KINGDOM
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JANUARY 8, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))


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CUSIP No. 46622H  10  3
================================================================================
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              STUYVESANT P. COMFORT
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) /X/
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3         SEC USE ONLY

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4         SOURCE OF FUNDS
          NOT APPLICABLE
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          / /
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           0
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                          / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0
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14        TYPE OF REPORTING PERSON

          IN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


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CUSIP No. 4662HH  10  3
================================================================================
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          LDN Stuyvie Partnership
          73-1526937
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) /X/
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          WC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          / /
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Oklahoma
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                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           15,216,955
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER


                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     15,216,955
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,216,955
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                          / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          18.5%
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14        TYPE OF REPORTING PERSON

          PN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


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This Amendment No. 7 to Schedule 13D amends and supplements Items 1-7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about October 6, 1999 by LDN Stuyvie Partnership, an Oklahoma partnership (the "Partnership") and Stuyvesant P. Comfort ("Mr. Comfort," and together with the Partnership, the "Reporting Persons"), with respect to the Common Stock, $0.01 par value ("Common Stock"), of J. L. Halsey Corporation (the "Issuer"). On January 8, 2003, Mr. Comfort ceased being the general partner of the Partnership, and concurrently therewith Mr. William T. Comfort, III became the general partner and the Partnership purchased shares of Common Stock of the Issuer as described in Item 3 hereof. The Partnership previously filed a
Schedule 13D of the Issuer (formerly known as NovaCare Inc.) on October 6, 1999, which was amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, and January 12, 2000. Each capitalized term used herein and not otherwise defined has the meaning given and form in the original Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person. This report constitutes Amendment No. 7 as to both Mr. Comfort and the Partnership; however, concurrently with this filing and as a result of the change of the general partner, the Partnership is filing a joint filing with Mr. William T. Comfort, III that constitutes the same Amendment 5. Future amendments with respect to the Partnership will be made as to joint filings of the Partnership and Mr. William T. Comfort, III.

ITEM 1. SECURITY AND ISSUER

The class of equity security to which this Schedule 13D relates is common stock, $0.01 par value (the "Common Stock"), of the Issuer. The address of the Issuer's principal place of business is 2325-B Renaissance Drive, Suite 21, Las Vegas, NV 89119.


ITEM 2. IDENTITY AND BACKGROUND

         (a-c, f) This Statement is being filed by Mr. Comfort and the Partnership.

                  Stuyvesant P. Comfort is a partner of Stirling Square Capital Partners, LP, a private equity fund. Mr. Comfort's principal business office is Ground Floor, 5-7 Carlton Gardens, London, SW1Y 5AD, United Kingdom. The principal business of the Issuer consists of managing litigation against it and attempting to realize its remaining assets. Mr. Comfort is a citizen of the United States of America.

                  The Partnership is an Oklahoma limited partnership. The address of its principal business office is 30 Cheyne Walk, London, United Kingdom, SW3 5HH. The Partnership was formed to, and is principally engaged in, the business of investing in the Issuer.

         (d - e) Neither Reporting Person, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities


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         subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 8, 2003, the Partnership purchased from Texas Addison Limited Partnership, a Texas limited partnership, ("Addison") 4,170,000 shares of Common Stock of the Company held by Addison for a purchase price of $0.2676 per share pursuant to a stock purchase agreement executed concurrently with the purchase. The Partnership used partnership funds to purchase the Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the transaction described in Item 3 was to allow (i) the Partnership to acquire a larger interest in the Issuer and (ii) Addison to dispose of a portion of its interest.

                  Each Reporting Person is aware that the Issuer is in the process of determining whether it is in the best interests of its stockholders for the Issuer to become an investment company under the Investment Company Act of 1940 in order to achieve a higher return on the Issuer's assets. As of the date of this filing, however, there are no specific plans or proposals of either Reporting Person which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

         (j) Any act similar to any of those enumerated above.


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         Each Reporting Person reserves the right to change the purpose of his or its investment, and to acquire or dispose of Common Stock, at any time.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         (a)

                  (1) Mr. Comfort beneficially owns no shares of Common Stock of the Issuer.

                  (2) The Partnership may be deemed to beneficially own in the aggregate 15,216,955 shares of Common Stock of the Issuer, representing approximately 18.5% of the outstanding shares of Common Stock of the Issuer. Of such shares, the Partnership has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 15,216,955 shares.

         (b)

                  (1) Mr. Comfort beneficially owns no shares of Common Stock of the Issuer.

                  (2) Of the 15,216, 955 shares of Common Stock of the Issuer of which the Partnership has shared voting and dispositive power, all such share are held of record by the Partnership.

         (c)      None except as set forth in Item 3.

         (d)      Not applicable.

         (e) On January 8, 2003, Mr. Comfort ceased to be the beneficial owner of more than five percent of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As of January 8, 2003, Mr. Comfort ceased to be a beneficial owner of more than five percent of the Common Stock and ceased to be the general partner of the Partnership. Mr. William T. Comfort, III serves as the general partner of the Partnership as of January 8, 2003. The Partnership was formed to, and is principally engaged in, the business of investing in the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         10.2 Stock Purchase Agreement between Addison and the Partnership, dated January 8, 2003.*
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*  Filed herewith


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 10, 2003                 /s/ Stuvesant P. Comfort
      -------------------------        ----------------------------------------
                                       Stuyvesant P. Comfort


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           LDN STUYVIE PARTNERSHIP


Date: January 10, 2003                     By: /s/ William T. Comfort, III
      ---------------------------             ----------------------------------
                                           Name: William T. Comfort, III
                                           Title: General Partner


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                                  EXHIBIT INDEX

         10.2 Stock Purchase Agreement between Addison and the Partnership, dated January 8, 2003.*




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*  Filed herewith